EXHIBIT 99.1

For Immediate Release	Date: October 5, 2017
17-41-TR

Teck Receives Regulatory Approval for
Share Buy-Back Program
Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been informed that the Toronto Stock Exchange (“TSX”) has accepted Teck’s notice of intention to make a normal course issuer bid to purchase its Class B subordinate voting shares (“Class B Shares”).
Under the normal course issuer bid, Teck may purchase up to 20 million Class B Shares during the period starting October 10, 2017 and ending October 9, 2018, representing approximately 3.5% of the outstanding Class B Shares, or 3.9% of the public float, as at September 27, 2017. 570,533,798 Class B Shares were issued and outstanding as at September 27, 2017.
Teck will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations. Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price as provided in any applicable exemption order.
The average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2017 was 2,329,633. As a result, under the TSX’s rules, Teck may purchase a maximum of 582,408 Class B subordinate voting shares (being 25% of the average daily trading volume) on any one day, except pursuant to permitted exceptions. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by Teck from time to time as market conditions warrant. In addition, Teck may from time to time repurchase Class B Shares under an automatic securities purchase plan it has established with its broker, which will enable purchases during times when Teck would typically not be permitted to purchase its shares due to regulatory or other reasons.
Teck is making the normal course issuer bid because it believes that the market price of its Class B Shares may, from time to time, not reflect their underlying value and that the share buy-back program may provide value by reducing the number of shares outstanding at attractive prices. All repurchased shares will be cancelled. Teck has not purchased any Class B Shares in the past 12 months through a normal course issuer bid.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com